Invesco Ltd. Code of Conduct
A. Introduction
Our company’s Mission “Helping Investors Worldwide Build Their Financial Security” is a logical starting point for our Code of Conduct. To help guide us in achieving our Mission, Invesco has developed the following set of Principles:
▪	We are passionate about our clients’ success

▪	We earn trust by acting with integrity

▪	People are the foundation of our success

▪	Working together, we achieve more

▪	We believe in the continuous pursuit of performance excellence
This Code of Conduct (“Code of Conduct” or “Code”) has been created to assist us in accomplishing our Mission. It contains a number of policies and standards which, when taken together, are designed to help define the essence of the conduct of an Invesco representative. These policies and standards are also intended to provide guidance to Invesco personnel in fulfilling their obligations to comply with applicable laws, rules and regulations (“applicable laws”). This Code of Conduct applies to all officers and other employees of Invesco and its subsidiaries (collectively, “Covered Persons”).
Our Principles also help define the Invesco culture. In practice, this means that our clients’ interests must always come first, that Covered Persons should treat each other with respect and consideration, and that Invesco should participate as a responsible corporate citizen in every community in which it operates. This commitment is a vital part of our achieving our principal responsibility as a publicly-held company: producing a fair return on our shareholders’ capital.
This Code of Conduct contains broad and general principles that supplement the specific policies, procedures and training within each business unit of Invesco.

B. Statement of General Principles
Invesco operates in a highly-regulated and complex environment. There are numerous layers of overlapping, and occasionally conflicting, laws, customs and local practices. This Code of Conduct was designed to provide all of us who are part of Invesco with a clear statement of our firm’s ethical and cultural standards.
Generally, we serve our clients as fiduciaries. Fiduciary businesses are generally held to a higher standard of conduct than other businesses, and as such there are special obligations that apply. The following key duties and principles govern our conduct as fiduciaries:
➢	Best interests of clients — As fiduciaries, we have a duty to act with reasonable care, skill and caution in the best interests of our clients, and to avoid conflicts of interest.
➢	Global fiduciary standards — Invesco seeks to maintain the same high fiduciary standards throughout the world, even though those standards may not be legally required, or even recognized, in some countries.
➢	Client confidentiality — We must maintain the confidentiality of information relating to the client, and comply with the data protection requirements imposed by many jurisdictions.
➢	Information — Clients must be provided with timely and accurate information regarding their accounts.
➢	Segregation and protection of assets — Processes must be established for the proper maintenance, control and protection of client assets. Fiduciary assets must be segregated from Invesco assets and property.
➢	Delegation of duties — Fiduciary duties should be delegated only when the client consents and where permitted by applicable law. Reasonable care, skill and caution must be exercised in the selection of agents and review of their performance.
➢	Client guidelines — Invesco is responsible for making investment decisions on behalf of clients that are consistent with the prospectus, contract, or other controlling document relating to the client’s account.
➢	Relations with regulators — We seek relationships with regulators that are open and responsive in nature.

C. General Conduct
1. Fair and Honest Dealing
Covered Persons shall deal fairly and honestly with Invesco’s shareholders, customers, suppliers, competitors and employees. Covered Persons shall behave in an ethical manner and shall not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.
2. Anti-Discrimination and Harassment
Invesco is committed to providing a work environment that is free of discrimination and harassment. Such conduct, whether overt or subtle, is demeaning, may be illegal, and undermines the integrity of the employment relationship.
Sexual harassment can include unwelcome sexual advances, requests for sexual favors, pressure to engage in a sexual relationship as a condition of employment or promotion, or conduct which creates a hostile or offensive work environment.
Discrimination can take many forms including actions, words, jokes, or comments based upon an individual’s race, citizenship, ethnicity, color, religion, sex, veteran status, national origin, age, disability, sexual orientation, marital status or other legally protected characteristic. Any Covered Person who engages in harassment or discrimination will be subject to disciplinary action, up to and including termination of employment.
3. Electronic Communications
The use of electronic mail, the Internet and other technology assets is an important part of our work at Invesco. Used improperly, this technology presents legal and business risks for the company and for individual employees. There are also important privacy issues associated with the use of technology, and related regulations are evolving.
In accordance with Invesco’s IT Systems: Acceptable Use policies, all Covered Persons are required to use information technology for proper business purposes and in a manner that does not compromise the confidentiality of sensitive or proprietary information. All communications with the public, clients, prospects and fellow employees must be conducted with dignity, integrity, and competence and in an ethical and professional manner.
We must not use information technology to: transmit or store materials which are obscene, pornographic, or otherwise offensive; engage in criminal activity; obtain unauthorized access to data or files; commit copyright violations; install personal software without permission; or make Internet statements, without permission, that suggest that the user is speaking on behalf of Invesco or its affiliates.

4. Substance Abuse
Invesco is committed to providing a safe and healthy work place for all employees. The use, possession, sale, transfer, purchase, or being “under the influence” of drugs at any time while on company premises or on company business is prohibited. The term “drug” includes alcoholic beverages (other than in connection with entertainment events, or in other appropriate settings), prescriptions not authorized by your doctor, inhalants, marijuana, cocaine, heroin and other illegal substances.
5. Political Activities and Lobbying
Covered Persons, as private citizens, are encouraged to exercise their rights and duties in any political or civic process. For example, voting in elections for which they are eligible, or making contributions supporting candidates or parties of their choice.
Invesco does not make political contributions with corporate funds. No Covered Person may, under any circumstances, use company funds to make political contributions, nor may you represent your personal political views as being those of the company.
In the United States, Invesco does support a Political Action Committee.
D. Conflicts of Interest
Invesco and its Covered Persons must adhere to the highest standards of honest and ethical conduct. A conflict of interest exists when a Covered Person acts in a manner that is not in the best interests of Invesco, our clients, or our shareholders. Often, this is because the Covered Person or someone with whom they have a close personal relationship (e.g. a relative or friend) will benefit personally.
All Covered Persons must act in a manner that is in the best interests of Invesco, our clients, and our shareholders and must avoid any situation that gives rise to an actual or apparent conflict of interest. At no time may a Covered Person use Invesco property, information, or their position to profit personally or to assist others in profiting at the expense of the company, to compete with Invesco, or to take advantage of opportunities that are discovered in the course of serving Invesco.
All Covered Persons shall promptly communicate to the applicable member of the Legal and Compliance Department any material transaction, relationship, or situation that reasonably could be expected to give rise to a conflict of interest so that the company and the Covered Person may take steps to minimize the conflict.
While not all-inclusive, the following sections describe in more detail key areas where real or perceived conflicts of interest can arise.
1. Outside Activities and Compensation
No Covered Person shall perform work or render services for any competitor of Invesco or for any organization with which Invesco does business, or which seeks to do business with Invesco, outside of the normal course of his or her employment with Invesco, without the prior written approval of the company. Nor shall any such person be a director, officer, or consultant of such an organization, or permit his or her name to be used in any fashion that would tend to indicate a business connection with such organization, without such approval. Outside organizations can include public or private corporations, partnerships, charitable foundations and other not-for-profit institutions. With the above approval, Covered Persons may receive compensation for such activities.
Service with organizations outside of Invesco can, however, raise serious regulatory issues, including conflicts of interest and access to material non-public information.
As an outside board member or officer, a Covered Person may come into possession of material non-public information about the outside company or other public companies. It is critical that a proper information barrier be in place between Invesco and the outside organization, and that the Covered Person does not communicate such information to other Covered Persons in violation of the information barrier.
Similarly, Invesco may have a business relationship with the outside organization or may seek a relationship in the future. In those circumstances, the Covered Person must not be involved in any way in the business relationship between Invesco and the outside organization.
Invesco retains the right to prohibit membership by Covered Persons on any board of directors/trustees or as an officer of an outside organization where such membership might conflict with the best interests of the company. Approval will be granted on a case-by-case basis, subject to proper resolution of potential conflicts of interest. Outside activities will be approved only if these issues can be satisfactorily resolved.
2. Personal Trading
Purchasing and selling securities in a Covered Person’s own account, or accounts over which the Covered Person has access or control, particularly in securities owned by client accounts, can give rise to potential conflicts of interest. As fiduciaries, we are held to the highest standards of conduct. Improperly gaining advance knowledge of portfolio transactions, or conducting securities transactions based upon information obtained at Invesco, can be a violation of those standards.
Every Covered Person must also comply with the specific personal trading rules in effect for the Covered Person’s business unit.
3. Information Barriers and Material Non-Public Information
In the conduct of our business, Covered Persons may come into possession of material non-public information. This information could concern an issuer, a client, a portfolio, the market for a particular security, or Invesco itself. The Board of Directors of the company has adopted an Insider Trading Policy (“Insider Trading Policy”) which applies to all Covered Persons. The Insider Trading Policy prohibits all Covered Persons from using such information in ways that violate the law, including for personal gain. Non-public information must be kept confidential, which may include keeping it confidential from other Covered Persons. The purchase or sale of Invesco’s securities or the securities of other publicly-traded companies while aware of material nonpublic information about such company, or the disclosure of material nonpublic information to others who then trade in such company’s securities, is prohibited by this Code of Conduct and by United States and other jurisdictions’ securities laws.
With regard to Invesco securities, the Insider Trading Policy, among other provisions, prohibits directors, officers, and other Covered Persons who are deemed to have access to material, non-public information relating to the company from trading during specified Blackout Periods (as defined therein). All Covered Persons should review the Invesco Insider Trading Policy carefully and follow the policies and procedures described therein. The failure of a Covered Person to comply with the company’s Insider Trading Policy may subject him or her to company-imposed sanctions, up to and including termination for cause, whether or not the failure to comply results in a violation of law. Please contact an appropriate member of the Legal and Compliance Department on any questions regarding this subject and the company’s Insider Trading Policy.
4. Gifts and Relationships with Customers and Suppliers
Invesco seeks to do business with clients and suppliers on a fair and equitable basis. We may not accept or provide gifts of other than nominal value, or lavish entertainment, or other valuable benefits or special favors to or from customers or suppliers. We must observe any limits imposed by our business unit’s policies, local laws, or regulations with respect to the acceptance or provision of gifts and entertainment.
E. Compliance with Applicable Laws
Invesco strives to ensure that all activity by or on behalf of Invesco is in compliance with applicable laws. As Invesco operates in major countries and securities markets throughout the world, we have a duty to comply with applicable laws of the jurisdictions in which we operate. While not exhaustive, this section describes several areas where such legislation may exist.
1. Anti-Bribery and Dealings with Governmental Officials
Invesco does not tolerate bribery. We, and those working on Invesco’s behalf, must not offer, request, receive, give, accept or agree to accept bribes to or from anyone whether in the private or public sector with the intent to induce or reward improper performance of duties.

Many of the countries in which Invesco conducts its business prohibit the improper influencing of governmental officials or other business persons by the payment, giving or offering of bribes, gifts, political contributions, lavish hospitality or by other means. Our policy requires adherence to those restrictions.
Do not directly or indirectly promise, offer or make payment in money or give an advantage or anything of value to anyone including a government official, agent or employee of a government, political party, labour organization, charity, a business entity or its representatives, a candidate of a political party or their families, with the intent to induce favourable business treatment or improper performance of their business or government decisions and actions.
This policy prohibits actions intended to, for example, improperly:
•	influence a specific decision or action or

•	enhance future relationships or

•	maintain existing relationships
We must not request, accept or agree to accept payments or other advantages that are intended to improperly influence our decisions or actions or additionally, agree to any business relationships that are conditional on such advantages being given or received.
In general, all travel and entertainment that Covered Persons provide to existing or perspective business partners and governmental officials must be pre-approved within the appropriate business unit. If approved, and in the case of situations involving government officials, a written confirmation that such expenses do not violate local law must be obtained from an appropriate third party (e.g., the business unit’s legal counsel or the government official’s supervisor).
Covered Persons shall comply with applicable laws governing political campaign finance and lobbying activities and shall not engage in any conduct that is intended to avoid the application of such laws to activities undertaken on Invesco’s behalf. In addition, appropriate executive officers shall monitor compliance with lobbyist registration and disclosure requirements by all individuals who act on behalf of Invesco.
These prohibitions in this section extend to any consultants or agents we may retain on behalf of Invesco.
Further information can be found in Invesco’s Global Anti-Bribery policy. Guidance regarding genuine and allowable gifts, benefits and entertainment is set out in the Gifts, Benefits and Entertainment Policy.

2. Anti-Money Laundering
In the global marketplace, the attempted use of financial institutions and instruments to launder money is a significant problem that has resulted in the passage of strict laws in many countries. Money laundering is the attempt to disguise money derived from or intended to finance illegal activity including drug trafficking, terrorism, organized crime, fraud, and many other crimes. Money launderers go to great lengths to hide the sources of their funds. Among the most common stratagems are placing cash in legitimate financial institutions, layering between numerous financial institutions, and integrating the laundered proceeds back into the economy as apparently legitimate funds.
All Covered Persons must be vigilant in the fight against money laundering, and must not allow Invesco to be used for money laundering. Each business unit has developed an anti-money laundering program that is consistent with Invesco’s policy. Each Covered Person must comply with the applicable program.
3. Antitrust
The laws of many countries are designed to protect consumers from illegal competitive actions such as price fixing and dividing markets. It is Invesco’s policy and practice to compete based on the merits of our products and services. In order to further that policy, Covered Persons must not fix or control prices with competitors, divide up territories or markets, limit the production or sale of products, boycott certain suppliers or customers, unfairly control or restrict trade in any way, restrict a competitor’s marketing practices, or disparage a competitor. Covered Persons must never discuss products, pricing or markets with competitors with the intent to fix prices or divide markets.
4. International Issues
If you conduct business for Invesco outside of the U.S., in addition to being familiar with the local laws of the other countries involved, be sure you are familiar with the following U.S. laws and regulations. Violations of these laws can result in substantial fines, imprisonment and severe restrictions on the company’s ability to do business.
Foreign Corrupt Practices Act
The United States Foreign Corrupt Practices Act (FCPA) and similar laws in many other countries have a variety of provisions that regulate business in other countries and with foreign citizens. In essence, these laws make it a crime to promise or give anything of value to a foreign official or political party in order to obtain or keep business or obtain any improper advantage. It is also illegal to make payments to agents, sales representatives or other third parties if you have reason to believe your gift will be used illegally. Seek advice from the appropriate member of the Legal and Compliance

Department for interpretation of the FCPA or similar laws if you are involved in any business dealings that involve foreign countries.
Anti-Boycott Laws
From time to time, various countries may impose restrictions upon the ability of businesses in their jurisdiction to engage in commerce with designated individuals, countries or companies. These laws are commonly referred to as boycotts or trade embargoes. It may be against the law to cooperate in any boycotts between foreign countries not sanctioned by the laws of the place where your office is located. All requests for boycott support or boycott-related information must be reported to your supervisor and the member of the Legal and Compliance Department with responsibility for your office.
Similarly, many countries contribute the names of criminal or terrorist organizations or individuals to a common database and require financial institutions to screen customer lists against the database as part of their “Know Your Customer” obligations. We must be aware of, and where appropriate, adhere to any such restrictions.
Embargo Sanctions
The United States Treasury Department’s Office of Foreign Assets Control prohibits U.S. companies and their foreign subsidiaries from doing business with certain countries and agencies and certain individuals. The laws of other countries may have similar types of prohibitions. The regulations vary depending on the country and the type of transaction and often change as countries’ foreign policies change. If you are aware of any sensitive political issues with a country in which Invesco is doing or considering doing business, seek advice from the appropriate member of the Legal and Compliance Department.
F. Information Management
1. Confidential Information
Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its customers, if disclosed. All information (in any form, including electronic information) that is created or used in support of company business activities is the property of Invesco. This company information is a valuable asset and Covered Persons are expected to protect it from unauthorized disclosure. This includes Invesco customer, supplier, business partner, and employee data. United States (federal and state) and other jurisdictions’ laws may restrict the use of such information and impose penalties for impermissible use or disclosure.
Covered Persons must maintain the confidentiality of information entrusted to them by the company or its customers, vendors or consultants except when disclosure is properly authorized by the company or legally mandated. Covered Persons shall take all reasonable efforts to safeguard such confidential information that is in their possession against inadvertent disclosure and shall comply with any non-disclosure obligations imposed on Invesco in its agreements with third parties.
Information pertaining to Invesco’s competitive position or business strategies, and information relating to negotiations with Covered Persons or third parties, should be protected and shared only with Covered Persons having a need to know such information in order to perform their job responsibilities.
2. Data Privacy
Data privacy, as it relates both to our clients and our employees, has become a major political and legal issue in many jurisdictions in which we do business. A variety of laws in each of those jurisdictions governs the collection, storage, dissemination, transfer, use, access to and confidentiality of personal information and patient health information. These laws can work to limit transfers of such data across borders and even among affiliated entities within Invesco. Invesco and its Covered Persons will comply with all provisions of these laws that relate to its business, including the privacy, security and electronic transmission of financial, health and other personal information. The company expects its Covered Persons to keep all such data confidential and to protect, use and disclose information in the conduct of our business only in compliance with these laws. The company will consider and may release personal information to third parties to comply with law or to protect the rights, property or safety of Invesco and its customers. In accordance with Invesco policies, each business unit has developed required disclosures and data security procedures applicable to that business unit. All Covered Persons must comply with the applicable procedures.
With respect to Invesco Covered Persons, all salary, benefit, medical and other personal information relating to Covered Persons shall generally be treated as confidential. Personnel files, payroll information, disciplinary matters, and similar information are to be maintained in a manner designed to protect confidentiality in accordance with applicable laws. All Covered Persons shall exercise due care to prevent the release or sharing of such information beyond those persons who may need such information to fulfill their job functions. Notwithstanding the foregoing, all personnel information belongs solely to Invesco and may be reviewed or used by the company as needed to conduct its business.
G. Protecting Invesco’s Assets
All Covered Persons shall strive to preserve and protect the company’s assets and resources and to promote their efficient use. The standards set forth below are intended to guide Covered Persons by articulating Invesco’s expectations as they relate to activities or behaviors that may affect the company’s assets.

1. Personal Use of Corporate Assets
Theft, carelessness and waste have a direct impact on Invesco’s profitability. Covered Persons are not to convert assets of the company to personal use. Company property should be used for the company’s legitimate business purposes and the business of the company shall be conducted in a manner designed to further Invesco’s interest rather than the personal interest of an individual Covered Person. Covered Persons are prohibited from the unauthorized use or taking of Invesco’s equipment, supplies, materials or services. Prior to engaging in any activity on company time which will result in remuneration to the Covered Person or the use of Invesco’s equipment, supplies, materials or services for personal or non-work related purposes, officers and other Covered Persons shall obtain the approval of the supervisor of the appropriate business unit.
2. Use of Company Software
Covered Persons use software programs for word processing, spreadsheets, data management, and many other applications. Software products purchased by the company are covered by some form of licensing agreement that describes the terms, conditions and allowed uses. It is the company’s policy to respect copyright laws and observe the terms and conditions of any license agreements. Copyright laws in the United States and other countries impose civil and criminal penalties for illegal reproductions and use of licensed software. You must be aware of the restrictions on the use of software and abide by those restrictions. Invesco business equipment may not be used to reproduce commercial software. In addition, you may not use personal software on company equipment without prior written approval.
3. Computer Resources/E-mail
The company’s computer resources, which include the electronic messaging systems (e-mail, SMS, etc.), belong to Invesco and not to the Covered Person. They are not intended to be used for amusement, solicitation, or other non-business purposes. While it is recognized that Covered Persons will occasionally use the system for personal communications, it is expected that such uses will be kept to a minimum and that Covered Persons will be responsible and professional in their use of these functions. The use of the computer systems to make or forward derogatory or offensive remarks about other people or groups is prohibited. E-mail/Text messages should be treated as any other written business communication.
4. Invesco Intellectual Property
Covered Persons must carefully maintain and manage the intellectual property rights of Invesco, including patents, trademarks, copyrights and trade secrets, to preserve and protect their value. Information, ideas and intellectual property assets of Invesco are important to the company’s success.

Invesco’s name, logo, trademarks, inventions, processes and innovations are intellectual property assets and their protection is vital to the success of the company’s business. The company’s and any of its subsidiaries’ names, logos and other trademarks and service marks are to be used only for authorized company business and never in connection with personal or other activities unless appropriately approved and in accordance with company policy. In addition, our Covered Persons must respect the intellectual property rights of third parties. Violation of these rights can subject both you and the company to substantial liability, including criminal penalties.
Any work product produced in the course of performing your job shall be deemed to be a “work made for hire” and shall belong to Invesco and is to be used only for the benefit of Invesco. This includes such items as marketing plans, product development plans, computer programs, software, hardware and similar materials. You must share any innovations or inventions you create with your supervisor so that the company can take steps to protect these valuable assets.
5. Retention of Books and Records
Invesco corporate records are important assets. Corporate records include essentially everything you produce as a Covered Person, regardless of its format. A corporate record may be in the form of paper, computer tapes, microfilm, e-mail, or voice mail. It may be something as obvious as a memorandum or a contract or something not as obvious, such as a desk calendar, an appointment book, or an expense record.
Invesco is required by law to maintain certain types of corporate records, usually for a specified period of time. Failure to retain such documents for such minimum periods could subject Invesco to penalties and fines, cause the loss of rights, obstruct justice, place Invesco in contempt of court, or place Invesco at a serious disadvantage in litigation. However, storage of voluminous records over time is costly. Therefore, Invesco has established controls to assure retention for required periods and timely destruction of retrievable records, such as paper copies and records on computers, electronic systems, microfiche, and microfilm. Even if a document is retained for the legally required period, liability could still result if a document is destroyed before its scheduled destruction date.
Invesco and its affiliates are subject to the regulatory requirements of numerous countries and regulatory agencies. Virtually all of them have specific requirements concerning the creation, maintenance and storage of business records. Invesco expects all Covered Persons to become familiar with and fully comply with the records retention/destruction schedule for the departments and office locations for which they work. If you believe documents should be retained beyond the applicable retention period, consult with the Legal and Compliance Department.
6. Sales and Marketing Materials
Invesco is committed to building sustained, open, and honest relationships with our customers, and to complying with all relevant regulatory requirements. This requires that all marketing and sales-related materials be prepared under standards approved by the Legal and Compliance Department and, prior to use, reviewed and approved by the appropriate supervisor within a business unit. Covered materials include but are not limited to, requests for proposals, client presentations, performance summaries, advertisements, published market commentaries, brochures and web site content.
H. Disclosure of Invesco Information
1. Integrity and Accuracy of Financial Records
The preparation and maintenance of accurate books, records and accounts is required by law and essential to the proper discharge of financial, legal and reporting obligations. All Covered Persons are prohibited from directly or indirectly falsifying or causing to be false or misleading any financial or accounting book, record or account. In addition, all financial data must be completely and accurately recorded in compliance with applicable law and Invesco’s accounting policies and procedures. A Covered Person may violate this section by acting or by failing to act when he or she becomes aware of a violation or potential violation of this section.
2. Disclosure in Reports and Documents
Filings and Public Materials. As a public company, it is important that the company’s filings with the SEC and other U.S. federal, state, domestic and international regulatory agencies are full, fair, accurate, timely and understandable. The company also makes many other filings with the SEC and other U.S. and international regulatory agencies on behalf of the funds that its subsidiaries and affiliates manage. Further, the company prepares mutual fund account statements, client investment performance information, prospectuses and advertising materials that are sent out to its mutual fund shareholders and clients.
Disclosure and Reporting Policy. The company’s policy is to comply with all applicable disclosure, financial reporting and accounting regulations applicable to the company. The company maintains the highest commitment to its disclosure and reporting requirements, and expects and requires all Covered Persons to record information accurately and truthfully in the books and records of the company.
Information for Filings. Depending on his or her position with the company, a Covered Person may be called upon to provide necessary information to assure that the company’s public reports and regulatory filings are full, fair, accurate, timely and understandable. The company expects all Covered Persons to be diligent in providing accurate information to the inquiries that are made related to the company’s public disclosure requirements.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting. Covered Persons are required to cooperate and comply with the company’s disclosure controls and procedures and internal controls over financial reporting so that the company’s reports and documents filed with the SEC and other U.S. federal, state, domestic and international regulatory agencies comply in all material respects with applicable laws and provide full, fair, accurate, timely and understandable disclosure.
3. Improper Influence on the Conduct of Audits
Every Covered Person must deal fairly and honestly with outside accountants performing audits, reviews or examinations of Invesco’s and its subsidiaries’ financial statements. To that end, no Covered Person of Invesco may make or cause to be made a materially false or misleading statement (or omit facts necessary to make the statements made not misleading) in connection with an audit, review or examination of financial statements by independent accountants or the preparation of any document or report required to be filed with a governmental or regulatory authority. Covered Persons of Invesco also are prohibited from coercing, manipulating, misleading or fraudulently inducing any independent public or certified public accountant engaged in the performance or review of financial statements that are required to be filed with a governmental or regulatory authority if he or she knows or should have known that his or her actions could result in making those financial statements materially misleading.
4. Standards for Invesco’s Financial Officers
Invesco’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer (the “Financial Officers”) are required to take all reasonable steps to provide full, fair, accurate, timely and understandable disclosures in the reports and documents that Invesco files with or submits to the SEC and other regulatory bodies and in other public communications made by Invesco. In the event that a Financial Officer learns that any such report, document or communication does not meet this standard and such deviation is material, then the Financial Officers are required to review and investigate such deviation, advise the Board of Directors or the Audit Committee of the Board of Directors regarding the deviation and, where necessary, revise the relevant report, document or communication.
Although a particular accounting treatment for one or more of Invesco’s operations may be permitted under applicable accounting standards, the Financial Officers may not authorize or permit the use of such an accounting treatment if the effect is to distort or conceal Invesco’s true financial condition. The accounting standards and treatments utilized by Invesco must, in all instances, be determined on an objective and uniform basis and without reference to a single transaction or series of transactions and their impact on Invesco’s financial results for a particular time period. Any new or novel accounting treatment or standard that is to be utilized in the preparation of Invesco’s financial statements must be discussed with Invesco’s Audit Committee and its independent auditors.
5. Communications with the Media, Analysts and Shareholders

Invesco has a long-standing policy of co-operating with the news media and the financial community. This policy is intended to enhance respect for the company, provide accurate information, and achieve our business goals.
Invesco employs media relations professionals who are responsible for handling all contacts with the news media. Invesco’s Communications and Public Affairs Department is responsible for formulating and directing our media relations policy worldwide. Other Invesco employees may not speak to or disseminate information to the news media unless such contact has been requested and arranged by or coordinated with an Invesco media relations professional in accordance with the company’s media relations policy. Any contact from the news media should be referred promptly and without comment to an Invesco media relations professional. If you do not know the appropriate media relations professional for your unit, you can refer the contact to the Invesco Communications and Public Affairs Department.
Many countries have detailed rules with regard to the dissemination of information about public companies. In particular, a public company must have procedures for controlling the release of information that may have a material impact on its share price. The Chief Executive Officer and the Chief Financial Officer are responsible for Invesco’s relationships with the financial community, including the release of price sensitive information. Other Invesco employees may not speak to or disseminate information regarding the company to the financial community (including analysts, investors, shareholders, Company lenders, and rating agencies) unless such contact has been requested and arranged by the Chief Executive Officer, the Chief Financial Officer or the Investor Relations Group within the Finance Department

I. Compliance with the Code of Conduct
1. Your Responsibilities
One person’s misconduct can damage our entire company’s hard-earned reputation and compromise the public’s trust in the company. Every Covered Person should therefore be familiar with this Code and abide strictly by its provisions.
2. Reporting Violations of the Code
As part of being accountable to each other and Invesco, all Covered Persons are required to report possible violations of the Invesco Code of Conduct, laws or regulations. Such violations can include, but are not limited to:
➢	Violations of any laws or regulations generally involving Invesco;

➢	Questionable accounting matters, internal accounting controls, auditing matters, breaches of fiduciary duty or violations of United States or foreign securities laws or rules (collectively, “Accounting Matters”) including, but not limited to:
•	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of Invesco;

•	fraud or deliberate error in the recording and maintaining of financial records of Invesco;

•	deficiencies in or non-compliance with Invesco’s internal accounting controls;

•	misrepresentation or false statements to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of Invesco;

•	deviation from full and fair reporting of Invesco’s financial condition; or

•	fraudulent or criminal activities engaged in by officers, directors or employees of Invesco;
You may report your concerns in any of three ways:
Contact your supervisor
We encourage you to first contact your immediate supervisor, who is in turn responsible for informing Invesco’s Compliance Reporting Line (described below) of any concerns raised.
Contact the Legal and Compliance or Human Resources Departments

If you prefer not to discuss a concern with your own supervisor, you may instead contact the Legal and Compliance or Human Resources Departments directly.
Call our Compliance Reporting Line
You may also report your concerns confidentially and anonymously by calling the Invesco Compliance Reporting Line. If you are calling from a U.S. or Canadian location, dial 1-866-297-3627. For calls from all other locations, dial an international operator and request a collect call to 1-704-943-1136. When asked for your name use “Invesco.”
The Compliance Reporting Line is administered by an outside vendor and is available 24 hours a day, seven days a week. For more information on the Compliance Reporting Line, please click here: Compliance Reporting Line.
Complaints relating to Accounting Matters will be reviewed pursuant to the Audit Committee’s policy and procedures and under its direction and oversight by such persons as the Audit Committee determines to be appropriate. All other matters will be reviewed under the direction and oversight of the appropriate departments within Invesco, usually also including the Legal and Compliance Department. Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee or other reviewing department.
Invesco will not permit retaliation, retribution, harassment, or intimidation of any employee who in good faith reports a possible violation. Along with the three reporting methods described above, this also includes, but is not limited to an employee who discloses information to a government or law enforcement agency, or any other national, state or provincial securities regulatory authority where the employee has reasonable cause to believe that the information discloses a violation or possible violation of federal or state law or regulation.
However, employees who file reports or provide evidence which they know to be false or without a reasonable belief in the truth and accuracy of such information may be subject to disciplinary action, including termination of their employment.
3. Failure to Comply
It is your responsibility at all times to comply with the law and behave in an ethical manner. Failure to obey laws and regulations violates this Code and may expose both you and the company to criminal or civil sanctions. Invesco will investigate reported violations of the Code and, if violations are found, may take disciplinary action, if appropriate, against the individuals involved up to and including termination. Invesco may also seek civil remedies from you and even refer criminal misconduct to law enforcement agencies, and may make reports, if appropriate, to regulatory authorities. Nothing in this Code restricts the company from taking any disciplinary action on any matters pertaining to the conduct of a Covered Person, whether or not expressly set forth in the Code.
4. Annual Certification
As Covered Persons, each of us is obligated to read and understand this Code of Conduct and our relevant business unit’s policies and procedures. All Covered Persons are expected to abide by both the letter and spirit of the Code and will certify their adherence on an annual basis.
5. Other Requirements
This Code cannot anticipate every possible situation or cover every topic in detail. The company has established special policies to address specific subjects and will update this Code and those specific policies from time-to-time. Covered Persons are also expected to perform their work with honesty and integrity in any areas not specifically addressed by the Code. If you are unclear about a situation, please speak with your supervisor or an appropriate member of the Legal and Compliance Department before taking action.
6. Waivers of the Code
In certain limited situations, Invesco may waive the application of a provision of the Code to employees or Executive Officers (as defined in Rule 3b-7 under the Securities Exchange Act of 1934, “Executive Officers”). For the purposes of the Code, the term “waiver” shall mean a material departure from a provision of the Code.
For all employees, including Executive Officers, any requests for waivers must be made to the Legal and Compliance Department. For waiver requests not involving an Executive Officer, the Legal and Compliance Department shall forward the request to the General Counsel of the business unit for consideration.
For waiver requests involving an Executive Officer, the Legal and Compliance Department will forward the request to the Invesco Board of Directors or a committee thereof for consideration. Only the Board of Directors or one of its committees may approve a waiver for an Executive Officer. Any such waiver granted to an Executive Officer shall be promptly disclosed to shareholders within four (4) business days as required by SEC rules and the corporate governance listing standards of the New York Stock Exchange and other applicable laws.
Criteria for a Waiver:
Any employee or Executive Officer requesting a waiver of the Code must demonstrate that such a waiver:

•	is necessary to alleviate undue hardship or in view of unforeseen circumstances or is otherwise appropriate under all the relevant facts and circumstances;

•	will not be inconsistent with the purposes and objectives of the Code;

•	will not adversely affect the interests of clients of the company or the interests of the company; and

•	will not result in a transaction or conduct that would violate provisions of applicable laws or regulations.
7. Use and Disclosure
This Code is intended solely for the internal use by the company and does not constitute an admission, by or on behalf of the company, as to any fact, circumstance, or legal conclusion. To the extent required by law, the company shall publicly (e.g., in its Annual Report on Form 10-K and/or on its website) disclose this Code of Conduct and its application to all of the company’s Covered Persons.
8. Amendments
This Code may only be amended by Invesco’s Board of Directors or a duly authorized committee thereof. To the extent required by law, amendments to the Code of Conduct shall be disclosed publicly. As set forth in the company’s filings with the SEC, the company has elected to disclose certain amendments to the Code that affect, and any waivers of the Code granted to, Financial Officers on the company’s Web site.
Revised: October 2011

D6. Gifts and Entertainment
Policy Number: D-6       Implementation Date: March 2006       Effective Date: November 2011

1. Overview
Invesco’s Code of Conduct requires that all Invesco personnel adhere to the highest standards of ethical conduct, including sensitivity to actual or apparent conflicts of interest. Exchanging gifts and entertainment is an accepted business practice that helps Invesco to build strong relationships with its Business Partners (see definition below). However, the provision or receipt of gifts or entertainment can create, or can have the appearance of creating, conflicts of interest.
The Invesco Ltd. Gifts and Entertainment Policy (the “Invesco Policy”) establishes rules and guidelines that help to ensure that the provision or receipt of such gifts or entertainment does not obligate, appear to obligate, or inappropriately influence the recipient. The Invesco Policy is applicable to Invesco and its individual business units worldwide.
This Invesco Canada Gifts and Entertainment Policy (“Policy”) is intended to work with the Invesco Policy and supplement it with local rules. In certain instances, with approval from the Invesco Risk Management Committee, this Policy may contain exceptions to the Invesco Policy. The Policy is applicable to all Invesco Canada employees, including temporary, part-time, contract, seasonal personnel, agency temps, and contingent workers.
Employees are also governed by the firm’s policy on expense reporting pertaining to corporate expenses, which can be found on the Intranet Site under travel guidelines, and the firm’s policy on Sales Practices, which can be found in the Invesco Canada Compliance Manual under section D-2.
2. Definitions
For purposes of this Policy, a Business Partner is considered to be any person or a family member of this person, or entity that has a direct or indirect, existing or potential business relationship with Invesco Canada. Business Partners specifically include broker dealers and financial advisors.
A gift is anything of value given or received involving Invesco Canada personnel or a family member of an Invesco Canada employee and a Business Partner. Gifts may include, but are not limited to, personal items, air miles, services, office accessories, electronic equipment (e.g., iPods, MP3 Players, etc.), tickets (e.g., theatre, concerts, sporting events, etc.) and sporting equipment (e.g., golf clubs, tennis rackets, etc.). Any prizes given or received during the course of an entertainment event (e.g. golf tournament) is considered and shall be recorded as a gift. For purposes of this Policy, gifts do not include promotional items of nominal value (approximately $20 — e.g., golf balls, pens, etc.) that display the logo of Invesco Canada or its Invesco business units, or of its Business Partners.
Entertainment includes meals, sporting events, the theatre, parties or receptions, and similar functions where both the Invesco Canada employee and the Business Partner are in attendance. Unless personnel from both entities are in attendance, the activity is defined as a gift. The value of entertainment includes the Business Partner’s proportionate share of the cost of the activity itself (for example, the cost of tickets or a meal), as well as the cost of any related activities or services provided. The value of entertainment does not include the cost of overhead (such as rent or equipment rentals).
This Policy also applies where there is an activity or event associated with a charity or sponsorship and a Business Partner is invited to participate.
3. Thresholds
Employees are prohibited from giving or receiving gifts with a value of more than $250. The maximum total value of gifts received by, or given to, a Business Partner is $250 annually.
Entertainment should not exceed $400 per Business Partner per event. The maximum total value of entertainment per Business Partner is $1,200 annually.
4. Frequency
Gifts and entertainment cannot be so extensive or so frequent as to cause a reasonable person to question whether the provision of the items or activity improperly influences the employee or Business Partner.
5. Prohibited Activities
Employees are prohibited from providing or receiving any gift or entertainment that is conditioned upon Invesco Canada doing business with the entity or person involved.
Employees are prohibited from soliciting gifts and entertainment. Employees are to immediately advise the Invesco Canada Compliance department (“Compliance”) if a Business Partner solicits the employee for gifts and entertainment other than a charitable donation or request for sponsorship.
Except with the prior approval of Compliance, employees cannot pay for, or accept, any travel and/or accommodation to or from a Business Partner.
With respect to approved cooperative marketing practices, such as sales communications and investor seminars, where Invesco Canada pays a portion of the cost, Invesco Canada cannot provide gifts, other than nominal valued promotional items, to the dealer’s clients. Nominal speaker gifts would be co-op eligible at approved dealer-sponsored events for financial advisors.
6. Exceptions — Invesco Canada Charity Events
Notwithstanding sections 3 and 5 of this Policy, Invesco Canada employees are not prohibited from soliciting gifts from Business Partners if the gift is intended as a prize for an Invesco Canada Charity Event (e.g. CFAP Silent Auction). Any gift received for this purpose is not subject to the gift threshold of $250 per Business Partner per year.
7. Exceptions to Thresholds — Prior Approval
Any exceptions to the established gifts and entertainment thresholds require prior approval from a sub-committee of the Invesco Risk Management Committee. Requests for exceptions will be considered on a case by case basis. In order to request an exception, the requesting department must submit a memo outlining the rationale for the request to Compliance for initial consideration. If Compliance has no objections, the requesting department is to forward the memo to the Invesco Global Assurance Officer who will then arrange for the Invesco Risk Management Committee to review. The Invesco Global Assurance Officer will inform the requesting department of the Invesco Risk Management Committee’s decision. Evidence of any exception approvals given must be maintained for audit purposes for a seven year period. In addition, exceptions granted must be noted in the applicable gifts and entertainment log that is maintained by the requesting department.
8. Reporting/Record Keeping
Each department is responsible for keeping a record of all gifts and entertainment given or received. With the exception of the Retail and Institutional Sales areas all gifts and entertainment records shall be entered and maintained via the Star Compliance system. Retail and Institutional Sales will keep the appropriate records on the systems they utilize for recording and managing gifts and entertainment. Minimum required information includes: date, employee name(s), business partner firm name, business partner representative name(s), description of gift or entertainment, approximate dollar value, and required approval where applicable. Promotional items of nominal value (approximately $20) do not need to be recorded. Where the value of the activity or item is not readily known, the employee should record the estimated cost.
9. Review and Monitoring
This Policy shall be overseen and administered by Invesco Canada’s Code of Ethics Committee, which has responsibility for the overall scope, application, and enforcement of this Policy. Invesco Canada’s Code of Ethics Committee shall receive the reports and recommendations of the Invesco Canada Compliance department and of management from time to time and periodically update or revise this Policy as may be desirable.
Each department head is expected to be aware of the gifts and entertainment being logged by its department staff and upon identification of any concerns or trends is expected to bring such concerns or issues to the attention of Compliance.
On a quarterly rotating basis, Compliance will conduct reviews of the gifts and entertainment logs and records. Each department will be reviewed once per annum. A summary of such review, together with other relevant observations and recommendations, shall be reported to the Invesco Canada Code of Ethics Committee.
Evidence of reviews must be maintained for a minimum of seven years.

Any breaches identified through reviews or otherwise will be reported to the Invesco Canada Code of Ethics Committee and to the Compliance Committee of the Funds Advisory Board.